UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 30TH, 2024

DATE, TIME AND PLACE: July 30th, 2024, at 1.00 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2024, dated as of June 30th, 2024; (5) To resolve on the proposal for the 2024 grants of the Company’s Long Term Incentive Plan (”Plan”); (6) To resolve on the proposal of the Share Repurchase Plan; (7) Presentation on the Company’s Informe de Governança Corporativa; and (8) Presentation on the practical implications of Artificial Intelligence (“AI”) within the scope of the Company's business and operations.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

Initially, the Board Members acknowledged on Mrs. Elisabetta Paola Romano's letter of resignation presented on July 4th, 2024, with immediate effectiveness, related to the position that she held in the Company, as a member of this Board. It is recorded that the members of the Board of Directors thanked Mrs. Elisabetta Romano for her commitment and dedication in performing her duties throughout her term of office.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 30th, 2024

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on July 30th, 2024, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on July 30th, 2024, as per Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on July 30th, 2024, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2024, dated as of June 30th, 2024, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(5) Approved the 2024 grant of the Company’s Long Term Incentive Plan, according to the material presented, based on the CR’s favorable opinion, at its meeting held on July 30th, 2024.

(6) The Board members acknowledged on the results of the last Repurchase of Shares Program, approved by the Company's Board of Directors’ at its meeting held on June 12th, 2023 (“Program 6”) and approved the opening of a new Repurchase of Shares Program ("Program 7"), pursuant to Section 22, v, of the Company's By-laws and Section 6 of CVM Resolution No. 77 of March 29th, 2022 ("CVM Resolution 77/2022"), with the following conditions:

(6.1) Purpose: to support the stock-based compensation under the Long Term Incentive Plan - LTI or for eventual cancellation, without reducing the capital stock;

(6.2) Number of shares that may be acquired: up to five million, forty thousand and forty-four (5,040,044) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, corresponding to zero point nineteen percent (0.19%) of the total common shares of the Company or zero point fifty-nine percent (0.59%) of the free float shares. The Board of Officers may decide the best moment, within the term of the Program, to carry out the Shares acquisitions, and perform one or several acquisitions;

(6.3) The Program shall begin on the date of the Board of Directors' resolution, remaining in force until January 30th, 2026, with the acquisitions carried out on the Stock Exchange (B3 S.A. - Brasil, Bolsa e Balcão) at market prices, observing applicable legal and regulatory limits;

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 30th, 2024

(6.4) Intermediary financial institution: BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., established at Rua Praia de Botafogo, 501 – Botafogo, Rio de Janeiro/RJ, CEP 22250-911.;

(6.5) Resources to be used: the resources of the capital and profit reserves, which total two billion, one hundred and eleven million, one hundred and fifty-one thousand, two hundred and fifty-one reais and nineteen cents (R$2,111,151,251.19) will be used according to the Interim Financial Statements, dated as of June 30th, 2024, except for the reserves referred in the Section 8, paragraph 1, of CVM Resolution 77/2022; and

(6.6) Pursuant to Section 6 of CVM Resolution 77/2022, the members of the Company's Board of Directors provided the information contained in Appendix I to these minutes and authorized the Company's Officers to perform all necessary acts to complete the transaction.

(7) Acknowledged on the evolution and current position of the Company in relation to the Informe de Governança Corporativa, established by the Comissão de Valores Mobiliários (“CVM”) Resolution No. 80, which shall be filed within the legal term.

(8) Acknowledged of the prospects on the AI within the scope of telecommunications operations, as well as the Company's strategy for technological innovations related to AI, including the main initiatives and next steps presented by the Information area, according to the material presented, which is filed at the Company’s head office.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 30th, 2024.

FABIANE RESCHKE

Secretary

APPENDIX I

ANNEX G TO CVM RESOLUTION No. 80 OF MARCH 29, 2022

Trading of Own Issued Shares

1.	Justify in detail the objective and expected economic effects of the operation:

The purpose of the Share Buyback Program is to support the stock-based compensation of the Long- Term Incentive Plan – LTI or for eventual cancellation, without reducing the capital stock.

2.	Inform the number of shares (i) for free float and (ii) already held in treasury:

There are currently 807,965,170 (eight hundred and seven million, nine hundred and sixty-five thousand, one hundred and seventy) common shares on free float and 869,282 (eight hundred and sixty-nine thousand, two hundred and eighty-two) common shares held in treasury.

3.	Inform the number of shares that may be acquired or sold:

Up to 5,040,044 (five million, forty thousand and forty-four) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, which correspond to 0.19% (zero point nineteen percent) of the total common shares of the Company or 0.56% (zero point fifty-six percent) of the total free float shares. The Company’s Board of Statutory Officers may decide the best moment, within the term of the Program, to accomplish the acquisitions of the Shares, and may accomplish one or several acquisitions.

4.	Describe the main characteristics of the derivative instruments that the company may use, if any:

Not applicable.

5.	Describe, if any, any agreements or voting guidelines that exist between the company and the counterpart of the:

Not applicable.

6.	In the case of transactions carried out outside organized securities markets, inform: a. the maximum (minimum) price by which the shares will be acquired (sold); and b. if applicable, the reasons which justify the operation at prices higher than 10% (ten percent), in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous ten (10) trading sessions:

Not applicable.

7.	Inform, if any, the impacts that the negotiation will have on the composition of the shareholder control or the administrative structure of the company:

Not applicable.

8.	Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules applicable to this subject, also provide the information required by art. 9 of CVM Resolution No. 81, of March 29, 2022.

Not applicable.

9.	Indicate the allocation of resources received, if applicable:

In the event of the sale of shares acquired in the context of the Program, the allocation of funds will be decided in due time, when there will be appropriate communication to the market.

10.	Indicate the maximum period for the settlement of authorized transactions:

Beginning on the date of the Board of Directors' resolution, remaining in force until January 30th, 2026, with the acquisitions being carried out on Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão), at market prices, observing the applicable legal and regulatory limits.

11.	Identify the institutions that will act as intermediaries, if any:

BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., with office at Rua Praia de Botafogo, 501 – Botafogo; Rio de Janeiro/RJ, CEP 22250-911.

12.	Specify the resources available to be used, in the form of art. 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022:

The resources to be used are comprised of the balances of capital and profit reserves, which total 7,505,792,968.60 (seven billion, five hundred and five million, seven hundred and ninety-two thousand, nine hundred and sixty-eight reais and sixty cents), net of funding costs, as per the Interim Financial Statements dated as of June 30th, 2024, except for the reserves pursuant to art. 8, paragraph 1, of CVM Resolution No. 77/22.

13.	Specify the reasons why the members of the Board of Directors feel comfortable that the buyback of shares will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends:

Taking into account that the buyback’s objective is to cover the exercise of stock options under the Long Term Incentive Plan, limiting the acquisition up to 5,040,044 (five million, forty thousand and forty-four) shares that, quoted as of July 29th, 2024, amount to R$ 81,195,108.84 (eighty-one million, one hundred and ninety-five thousand, one hundred and eight reais and eighty-four cents), the Members of the Board of Directors of the Company understand that the Share Buyback Program will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends, since, according to the Interim Financial Statements as of June 30th, 2024, the Company's cash position is of R$ 2,111,151,251.19 (two billion, one hundred and eleven million, one hundred and fifty-one thousand, two hundred and fifty-one reais and nineteen cents).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer